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OMB Number Expires: Estimated average burden hours per response	3235-0167 October 31, 2007 1.50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to Form 15 on
FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-21267

Summit Bank Corporation

(Exact name of registrant as specified in its charter)

4360 Chamblee-Dunwoody Road, Atlanta, GA 30341, (770) 454-0400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	None

     Explanatory note: The purpose of this Amendment No.1 on Form 15/A is to withdraw the previous filing of this Form 15 filed as of January 3, 2007 with respect to the securities listed.

     Pursuant to the requirements of the Securities Exchange Act of 1934, UCB Merger, LLC, successor in interest by merger to Summit Bank Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 22, 2007	By: /s/ Thomas S. Wu Thomas S. Wu Chairman, President and Chief Executive Officer of UCB Merger, LLC, successor in interest by merger to Summit Bank Corporation

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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